Exhibit 99.1
Outlook
     As STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) enters what it believes will be a strong quarter, it remains focused on profitable growth, financial discipline and improving its asset utilization. The Company believes that its balanced portfolio of package and test solutions, including advanced areas like flip chip and 3D packaging, put it in a strong position in the fourth quarter. In addition, STATS ChipPAC sees increased opportunities in China, Europe and Japan as it benefits from its global footprint, technology leadership, larger scale and a more competitive platform. In terms of guidance for the fourth quarter, STATS ChipPAC expects revenue will be approximately 14% to 18% higher than the third quarter 2005, with US GAAP net income per diluted ADS of $0.02 to $0.05.
     Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005, the Registration Statement on Form F-4 (File No. 333-128061) of STATS ChipPAC and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenues	$231,951	$301,298	$503,274	$799,790
Cost of revenues	(193,600)	(250,588)	(419,906)	(688,877)

Gross profit	38,351	50,710	83,368	110,913

Operating expenses:
Selling, general and administrative	28,286	34,041	50,187	100,092
Research and development	5,781	6,243	11,770	18,721
Restructuring charges	—	—	—	830
Other general expenses (income), net	11	(7)	(537)	(51)

Total operating expenses	34,078	40,277	61,420	119,592

Operating income (loss)	4,273	10,433	21,948	(8,679)

Non-operating income (expenses), net	(8,652)	(8,041)	(16,227)	(27,478)

Income (loss) before income taxes	(4,379)	2,392	5,721	(36,157)
Income tax expense	(1,713)	(1,247)	(2,345)	(3,545)

Income (loss) before minority interest	(6,092)	1,145	3,376	(39,702)
Minority interest	(1,352)	(2,156)	(2,097)	(3,491)

Net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)

Net income (loss) per ordinary share :
Basic	$(0.00)	$(0.00)	$0.00	$(0.02)
Diluted	$(0.00)	$(0.00)	$0.00	$(0.02)

Net income (loss) per ADS :
Basic	$(0.05)	$(0.01)	$0.01	$(0.22)
Diluted	$(0.05)	$(0.01)	$0.01	$(0.22)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,611,435	1,968,330	1,256,291	1,957,175
Diluted	1,611,435	1,968,330	1,267,468	1,957,175

ADS (in thousands) used in per ADS calculation :
Basic	161,144	196,833	125,629	195,717
Diluted	161,144	196,833	126,747	195,717

Key Ratios & Information:
Gross Margin	16.5%	16.8%	16.6%	13.9%
Operating Expenses as a % of Revenue	14.7%	13.3%	12.2%	15.0%
Operating Margin	1.8%	3.5%	4.4%	-1.1%

Depreciation & Amortization, including amortization of debt issuance costs	$53,530	$64,593	$126,961	$189,862
Capital Expenditures	$75,839	$101,431	$212,663	$171,970

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	September 30,
	2004	2005
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$229,569	$235,243
Accounts receivable, net	149,650	202,254
Inventories	54,690	59,378
Other current assets	58,272	45,263

Total current assets	492,181	542,138

Marketable securities	18,121	18,150
Property, plant and equipment, net	1,035,803	1,056,276
Goodwill and intangible assets	649,428	607,624
Other non-current assets	76,169	72,860

Total assets	$2,271,702	$2,297,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$152,969
Other current liabilities	66,074	92,181
Short-term debts	181,868	35,692

Total current liabilities	368,153	280,842
Long-term debts	652,946	782,215
Other non-current liabilities	50,362	63,369

Total liabilities	1,071,461	1,126,426

Minority interest	40,891	46,417

Shareholders’ equity	1,159,350	1,124,205

Total liabilities and shareholders’ equity	$2,271,702	$2,297,048